Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: AV Homes, Inc.
(Commission File No. 001-07395)

AV Homes, Inc.

6730 N. Scottsdale Road, Suite 150

Scottsdale, AZ 85253

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be Held on September 26, 2018

Dear Fellow Stockholders:

We are pleased to invite you to attend the special meeting of stockholders of AV Homes, Inc. (“AV Homes”) to be held on September 26, 2018 at 8:00 a.m., local time, at the offices of AV Homes, which are located at 6730 N. Scottsdale Rd., Suite 150, Scottsdale, AZ 85253, for the following purposes:

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to consider and vote on the adoption of the Agreement and Plan of Merger, dated June 7, 2018 (as it may be amended from time to time, the “Merger Agreement”) (a copy of which is attached as Annex A to the previously distributed proxy statement/prospectus), by and among Taylor Morrison Home Corporation (“Taylor Morrison”), Taylor Morrison Communities, Inc. (“Intermediate Parent”), Thor Merger Sub, Inc. (“Merger Sub”), and AV Homes. The Merger Agreement provides that Merger Sub will be merged with and into AV Homes (the “Merger”), with AV Homes continuing as the surviving entity in the Merger as an indirect subsidiary of Taylor Morrison;

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to consider and vote on the proposal to approve, on an advisory (non-binding) basis, certain compensation that may become payable to the named executive officers of AV Homes in connection with the Merger; and

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to consider and vote on a proposal to adjourn the AV Homes special meeting, or any adjournments thereof, to another time or place, if necessary or appropriate, as determined by AV Homes, to solicit additional proxies if there are insufficient votes at the time of the AV Homes special meeting or any adjournments thereof to adopt the Merger Agreement.

AV Homes will transact no other business at the AV Homes special meeting except such business as may properly be brought before the AV Homes special meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus for further information with respect to the business to be transacted at the AV Homes special meeting.

The board of directors of AV Homes (the “AV Homes Board”) has fixed the close of business on August 24, 2018 as the record date (the “Record Date”) for the AV Homes special meeting. Only holders of record of AV Homes Common Stock as of the Record Date are entitled to notice of, and to vote at, the AV Homes special meeting or any adjournment or postponement thereof. Completion of the Merger is conditioned on, among other things, adoption of the Merger Agreement by the AV Homes stockholders.

Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of AV Homes Common Stock. The proposal to approve the Merger-related executive compensation requires the affirmative vote of holders of a majority of the votes that could be cast by the holders of all classes of stock entitled to vote on such question that are present in person or by proxy at the meeting; however, such vote is advisory (non-binding) only. Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the votes that could be cast by the holders of all classes of stock entitled to vote on such question that are present in person or by proxy at the meeting.

The AV Homes Board recommends that AV Homes stockholders vote FOR the adoption of the Merger Agreement, FOR the named executive officer Merger-related compensation proposal and FOR the adjournment proposal.

Your vote is very important. Whether or not you plan to attend the AV Homes special meeting, please act promptly to submit a proxy to vote your shares with respect to the proposals described above. You may submit a proxy to vote your shares by completing, signing and dating the previously distributed proxy card and returning it in the postage-paid envelope provided. You also may submit a proxy to vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you attend the AV Homes special meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet. If your shares are held in the name of a nominee or intermediary, please follow the instructions on the voting instruction card furnished by such record holder.

We urge you to read the previously distributed proxy statement/prospectus, including all documents incorporated by reference into the proxy statement/prospectus, and its annexes carefully and in their entirety. In particular, see “Risk Factors” beginning on page 32 of the proxy statement/prospectus. If you have any questions concerning the Merger Agreement, the Merger or the other transactions contemplated thereby, the AV Homes special meeting or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus, or need help submitting a proxy to have your shares of AV Homes Common Stock voted, please contact AV Homes’ proxy solicitor:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free: 866-647-8869

By Order of the Board of Directors,

S. Gary Shullaw

Executive Vice President, General Counsel and Corporate Secretary

August 27, 2018

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words "believe," "target," "outlook," "may," "will," "should," "could," "estimate," "continue," "expect," "intend," plan," "predict," "potential," "project," "intend," "estimate," "aim," "on track," "target," "opportunity," "tentative," "positioning," "designed," "create," "seek," "would," "upside," "increases," "goal," "guidance" and "anticipate," and similar statements (including where the word "could," "may," or "would" is used rather than the word "will") and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of AV Homes, Inc. ("AV Homes") and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to AV Homes, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Taylor Morrison Home Corporation ("Taylor Morrison") and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes' ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison's and AV Homes' homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Taylor Morrison and AV Homes debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading "Risk Factors" in Taylor Morrison's Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the "SEC") on February 21, 2018 and in AV Homes' Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 23, 2018. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor AV Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Taylor Morrison and AV Homes, Taylor Morrison has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that includes a preliminary Proxy Statement of AV Homes that also constitutes a preliminary Prospectus of Taylor Morrison (the "Proxy Statement/Prospectus"). AV Homes has mailed to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF AV HOMES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, AV HOMES, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Taylor Morrison and AV Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison's website at http://investors.taylormorrison.com or by contacting Taylor Morrison's Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and may obtain free copies of the documents filed with the SEC by AV Homes in the Investor Relations section of AV Homes' website at http://investors.avhomesinc.com or by contacting AV Homes' Investor Relations at m.burnett@avhomesinc.com or by calling (480) 214-7408.

Participants in the Merger Solicitation

Taylor Morrison, AV Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of AV Homes in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Taylor Morrison's directors and executive officers is also included in Taylor Morrison's proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and information regarding AV Homes' directors and executive officers is also included in AV Homes' proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. These documents are available free of charge as described above.